Exhibit 1

RECENT DEVELOPMENTS

The information in this section supplements the information about Mexico corresponding to the headings below that is contained in Exhibit D to Mexico’s annual report on Form 18-K, as amended, for the fiscal year ended December 31, 2023 (the 2023 Form 18-K). To the extent that the information included in this section differs from the information set forth in the 2023 Form 18-K, you should rely on the information in this section.

UNITED MEXICAN STATES

Form of Government

The Government

The following table provides the distribution, as of the date of this filing, of Congressional seats reflecting the party affiliations of Mexico’s senators and deputies.

– Party Representation in Congress (1)

	Senate		Chamber of Deputies
	Seats	% of Total	Seats	% of Total
MORENA	66	51.6	253	50.6
National Action Party	22	17.2	71	14.2
Institutional Revolutionary Party	15	11.7	37	7.4
Citizen Movement Party	5	3.9	27	5.4
Ecological Green Party of Mexico	13	10.2	62	12.4
Labor Party	6	4.7	49	9.8
Social Encounter Party	0	0	0	0
Democratic Revolution Party	0	0	0	0
Unaffiliated	1	0.8	1	0.2
Total	128	100%	500	100.0%

Note: Percentages may not total due to rounding. Individual members of Congress may change party affiliations.

(1)	As of September 25, 2024.

Source: Senate and Chamber of Deputies.

Legal and Political Reforms

On June 14, 2024, a decree was published in the Official Gazette amending the Ley de Amparo, Reglamentaria de los Artículos 103 y 107 de la Constitución Política de los Estados Unidos Mexicanos (Amparo Law, Regulating Articles 103 and 107 of the Political Constitution of Mexico) to limit the effects of amparo proceeding rulings with respect to the unconstitutionality of general norms, such that the suspension of the norm at issue shall only benefit the party that filed the legal challenge.

On September 15, 2024, a decree was published in the Official Gazette amending the Constitución Política de los Estados Unidos Mexicanos (Political Constitution of Mexico) regarding the reform of the judicial branch. This reform provides for the election by popular vote of Justices of the Supreme Court of Justice, Circuit Court Magistrates, Federal District Judges and members of a new Judicial Discipline Tribunal. Except for the Supreme Court, whose entire membership will be renewed in 2025, the renewal of half of these federal judges will take place through an election in June 2025 and the other half through an election in June 2027. Candidates must have technical legal knowledge, and be renowned for their honesty, reputation, competence, academic and professional background. Public or private financing of their campaigns would be prohibited, as would be public advertising. Political parties would also be prohibited from engaging in promotional acts for or against any candidate.

Access to Information, Government Procurement and Transparency

On July 15, 2024, the Red Iberoamericana de Protección de Datos (Ibero-American Data Protection Network), of which Mexico is a member and which is currently chaired by the Instituto Nacional de Transparencia, Acceso a la Información y Protección de Datos Personales (National Institute of Transparency, Access to Information and Protection of Private Data), signed a Memorandum of Understanding with the Ibero-American General Secretariat to strengthen cooperation on data protection in Ibero-America by (1) updating personal data protection and privacy standards; (2) developing non-intrusive tools for the protection of the data and privacy of minors in the digital environment; (3) strengthening the capabilities of data protection authorities; and (4) promoting the adoption of the Ibero-American Charter of Principles and Rights in Digital Environments.

Foreign Affairs, International Organizations and International Economic Cooperation

On June 18, 2024, Mexico and Switzerland signed an agreement pursuant to which Switzerland will protect, represent and carry out the interests and diplomatic and consular functions of Mexico in Ecuador following the severance of diplomatic relations between the two countries.

On July 9, 2024, the Ministry of Foreign Affairs participated in the inauguration of the 10th Joint Conference between the European Organization of Supreme Audit Institutions and the Organización Latinoamericana y del Caribe de Entidades Fiscalizadoras Superiores (Latin American and Caribbean Organization of Supreme Audit Institutions), during which the organizations discussed their objective of strengthening audit institutions in the face of global phenomena, such as climate change, demographic shifts and pandemics, through sustainability practices and resilience mechanisms.

On July 17, 2024, Mexico and the European Union (EU) launched the Mexico-European Union Chamber of Commerce (MexChamEU) with the aim of strengthening economic ties, promoting business collaboration, and improving and facilitating trade and investment relations between Mexico and the EU member states.

On August 27, 2024 , the President Commissioner of the Comisión Federal de Competencia Económica (Federal Commission for Economic Competition, or COFECE) was elected Secretary of the Grupo de Agencias de Competencia de América (Group of Competition Agencies of America, or GrACA) for the 2024-2026 period. GrACA is an international forum for competition authorities from Latin American, Caribbean and North American countries to share lessons learned from the application of competition laws in their respective jurisdictions, with the aim of enhancing the members’ technical and operational capabilities.

Environment

On June 20, 2024, the Secretaría de Medio Ambiente y Recursos Naturales (Ministry of Environment and Natural Resources) and the Comisión Nacional de Áreas Naturales Protegidas (National Commission of Natural Protected Areas, or Conanp) presented the MEx30x30: Conservando la biodiversidad mexicana a través de las comunidades y sus áreas naturales protegidas (MEx30x30: Conserving Mexican biodiversity through communities and their protected natural areas) project. The project, which will receive US$17 million in funding from the Global Biodiversity Framework Fund and will be supported by Conservation International and the Mexican Fund for the Conservation of Nature, is expected to support six to nine new protected areas and help achieve compliance with the new Kunming-Montreal Global Biodiversity Framework.

THE ECONOMY

General

After a slight contraction at the end of 2023 and a marginal expansion during the first quarter of 2024, the Mexican economy recorded modest growth during the second quarter of 2024. As a result, projections for Mexico’s economic performance for the full year 2024 and beyond have been adjusted downwards, mainly explained by a more moderate expected private investment contribution and lower anticipated growth of manufacturing activity in the U.S., which are expected to impact Mexico’s economic performance for the year. For more information on the long-term factors affecting Mexico’s GDP, see “The Economy—Gross Domestic Product” in the 2023 Form 18-K.

During the same period, the Mexican labor market continued to display strength, albeit with some signs of moderation. The national and urban unemployment rates amounted to 2.7% and 3.4%, respectively, remaining at historically low levels.

The Role of the Government in the Economy; Privatization

As of August 9, 2024, there were 199 Government-owned or controlled entities. These entities include: (1) empresas de participación estatal mayoritaria (enterprises that are majority-owned by the Government); (2) organismos descentralizados (decentralized instrumentalities); (3) fideicomisos públicos (public trusts); and (4) empresas productivas del Estado (productive state-owned companies), including their empresas productivas subsidiarias (productive state-owned subsidiaries).

Gross Domestic Product

During the second quarter of 2024, Mexico’s real GDP increased by 2.1% as compared to the same period in 2023, driven by lower growth in secondary activities and a diminishing dynamism in tertiary activities. In particular, manufacturing sector output declined, with most subsectors recording a contraction due to the weak performance of domestic and external markets, except for transportation equipment production, which experienced a slight recovery. In contrast, the construction sector expanded during the quarter, driven by an increase in construction of buildings and despite a decrease in civil works and specialized projects. While the mining, oil and gas extraction sectors also experienced a decline, the metallic and non-metallic minerals sector experienced steady growth. Within the services sector, wholesale trade and consumer services recorded contractions, and professional and healthcare services increased during the period. Further, primary activities were significantly impacted by adverse weather and reduced crop production.

The following tables set forth the composition of Mexico’s real GDP by economic sector and percentage change by economic sector, in pesos and in percentage terms, for the periods indicated.

– Real GDP by Sector (In Billions of Pesos)(1)

	Second quarter (annualized)(2)
	2023		2024(3)
Primary Activities:
Agriculture, forestry, fishing, hunting and livestock(4)	Ps.	865.9	Ps.	842.0
Secondary Activities:
Mining		977.0		941.9
Utilities		333.3		347.0
Construction		1,498.9		1,640.7
Manufacturing		5,225.0		5,248.2
Tertiary Activities:
Wholesale and retail trade		4,860.1		5,000.5
Transportation and warehousing		1,855.5		1,948.5
Information		477.5		459.8
Finance and insurance		984.0		1,003.2
Real estate, rental and leasing		2,331.0		2,351.1
Professional, scientific and technical services		502.5		555.8
Management of companies and enterprises		166.6		161.4
Support for business		220.7		239.8
Education services		885.2		902.8
Health care and social assistance		596.4		625.4
Arts, entertainment and recreation		148.5		129.9
Accommodation and food services		582.2		570.1
Other services (except public administration)		410.0		421.7
Public administration		818.4		841.6

Gross value added at basic values		23,739.0		24,231.5
Taxes on products, net of subsidies		1,443.7		1,477.0

GDP	Ps.	25,182.6	Ps.	25,708.5

Note: Numbers may not total due to rounding.

(1)	Based on GDP calculated in constant pesos with purchasing power as of December 31, 2018.
(2)

Annualized. Actual second quarter nominal GDP data has been annualized by multiplying it by four for comparison purposes. Second quarter is not necessarily indicative of performance for the full fiscal year.

(3)	Preliminary figures.
(4)

GDP figures relating to agricultural production set forth in this table and elsewhere herein are based on figures for “agricultural years,” with the definition of the relevant “agricultural year” varying from crop to crop based on the season during which it is grown. Calendar year figures are used for the other components of GDP.

Source: INEGI.

– Real GDP Growth by Sector

(Percent Change Against Corresponding Period of Prior Year)(1)

	Second quarter
	2023	2024(2)
GDP (real pesos)	3.5%	2.1%
Primary Activities:
Agriculture, forestry, fishing, hunting and livestock(3)	(0.3)	(2.8)
Secondary Activities:
Mining	2.8	(3.6)
Utilities	0.7	4.1
Construction	13.9	9.5
Manufacturing	1.6	0.4
Tertiary Activities:
Wholesale and retail trade	3.6	2.9
Transportation and warehousing	3.4	5.0
Information	11.5	(3.7)
Finance and insurance	7.5	1.9
Real estate, rental and leasing	2.5	0.9
Professional, scientific and technical services	9.5	10.6
Management of companies and enterprises	6.0	(3.1)
Administrative support, waste management and remediation services	(10.7)	8.7
Education services	2.3	2.0
Health care and social assistance	0.0	4.9
Arts, entertainment and recreation	32.1	(12.5)
Accommodation and food services	0.7	(2.1)
Other services (except public administration)	2.4	2.9
Public administration	0.9	2.8

Note: Percentages may not total due to rounding.

(1)	Based on GDP calculated in constant pesos with purchasing power as of December 31, 2018.
(2)	Preliminary figures.
(3)

GDP figures relating to agricultural production set forth in this table and elsewhere herein are based on figures for “agricultural years,” with the definition of the relevant “agricultural year” varying from crop to crop based on the season during which it is grown. Calendar year figures are used for the other components of GDP.

Source: INEGI.

Employment and Labor

According to preliminary Tasa de Desocupación Abierta (open unemployment rate) figures, Mexico’s unemployment rate was 2.8% as of June 30, 2024, a 0.5 percentage point increase from the rate as of March 31, 2024. As of June 30, 2024, the economically active population in Mexico (fifteen years of age and older) was 61.0 million. As of September 25, 2024, the minimum wages were Ps. 374.89 per day for municipalities in the Zona Libre de la Frontera Norte (Northern Border Free Trade Zone) and Ps. 248.93 per day for the rest of Mexico, an increase of 20%, respectively, from the applicable minimum wages in effect from January 1, 2023 to December 31, 2023. For additional information on Mexico’s minimum wage policy, see “The Economy—Employment and Labor” in the 2023 Form 18-K.

Principal Sectors of the Economy

Manufacturing

The following table shows the value of industrial manufacturing output in billions of constant 2018 pesos and the percentage change of each sector as compared to the corresponding period in the prior year.

– Industrial Manufacturing Output by Sector

(In Billions of Pesos and Percent Change Against Corresponding Period of Prior Year)(1)

	Second quarter
	2023			2024(2)
Food	Ps.	978.5	(1.9)%	Ps.	981.2	0.3%
Beverage and tobacco products		253.9	(4.2)		259.4	2.2
Textile mills		27.8	(10.9)		26.3	(5.2)
Textile product mills		18.3	2.4		16.9	(7.6)
Apparel		55.1	(12.8)		50.7	(8.0)
Leather and allied products		30.1	1.6		26.3	(12.6)
Wood products		36.8	(15.5)		35.5	(3.5)
Paper		105.2	(4.7)		103.0	(2.1)
Printing and related support activities		24.4	0.7		23.9	(1.9)
Petroleum and coal products		209.0	3.0		219.5	5.0
Chemicals		338.8	(4.9)		347.1	2.4
Plastics and rubber products		167.5	(1.0)		171.0	2.1
Nonmetallic mineral products		159.9	(1.6)		157.7	(1.4)
Primary metals		265.9	(3.4)		253.6	(4.6)
Fabricated metal products		164.1	(2.4)		161.7	(1.5)
Machinery		227.1	2.3		221.1	(2.7)
Computers and electronic products		475.9	1.6		483.0	1.5
Electrical equipment, appliances and components		207.7	(1.4)		210.0	1.1
Transportation equipment		1,286.9	14.2		1,297.5	0.8
Furniture and related products		51.9	(7.5)		49.3	(4.9)
Miscellaneous		140.2	0.4		153.4	9.4

Total expansion/contraction	Ps.	5,225.0	1.6%	Ps.	5,248.2	0.4%

(1)	Constant pesos with purchasing power as of December 31, 2018. Percent change reflects differential in constant 2018 pesos.
(2)	Preliminary figures.

Source: INEGI.

Petroleum and Petrochemicals

On August 3, 2024, Petróleos Mexicanos (PEMEX) announced that the Olmeca refinery in Dos Bocas, Tabasco started its oil refining operations, processing 170 thousand barrels of crude oil per day, equivalent to 87.5 thousand barrels of gasoline per day and 65 thousand barrels of diesel per day. As of August 21, 2024, the refinery was working at its full capacity, processing 340 thousand barrels of crude oil per day, equivalent to 175 thousand barrels of gasoline per day and 130 thousand barrels of low-sulfur diesel per day.

Electric Power

On July 26, 2024, the Secretaría de Energía (Ministry of Energy) published the Reporte Anual del Potencial de Mitigación de Gases de Efecto Invernadero del Sector Eléctrico 2023 (2023 Annual Report on the Greenhouse Gas Mitigation Potential of the Electricity Sector), which, among other findings, states that, in line with the Programa de Desarrollo del Sistema Eléctrico Nacional 2024-2038 (National Electric System Development Program 2024-2038, or PRODESEN), 24.32% of the energy in the Sistema Eléctrico Nacional (National Electric System, or SEN) came from clean sources in 2023.

On August 8, 2024, the Comisión Federal de Electricidad (Federal Electricity Commission, or CFE) launched its short-term Certificados Bursátiles (or Cebures) program with the issuance of Ps. 148.4 million of its 28-day Cebures at a yield of 11.25% and Ps. 451.6 million of its 84-day Cebures at a yield of 11.29%. Additionally, on August 14, 2024, CFE issued Ps. 162.1 million of its 28-day Cebures at a yield of 10.98% and Ps. 437.9 million of its 84-day Cebures at a yield of 11.02%. CFE will use the proceeds to finance short-term working capital needs, repay more onerous bank debt or replace bank loans under more onerous terms.

On August 14, 2024, CFE reported on the progress of the CFE Internet para Todos (CFE Internet for All) project, which has installed dark fiber optic routes in transmission lines with a total length of 23,570 kilometers.

On September 18, 2024, the Fideicomiso de Inversión en Energía México (Mexico Energy Investment Trust, or Fiemex), the private trust sponsored by FONADIN and managed by Mexico Infrastructure Partners FF, S.A.P.I. de C.V., for the purpose of acquiring thirteen power plants from Iberdrola, issued approximately US$1.5 billion principal amount of its 7.25% bonds due 2041 in the international capital markets. The proceeds of the offering will be used to refinance the short-term loan from private banks that was used to partially fund the acquisition of the power plants, and the remainder for general corporate purposes.

Tourism

On August 4, 2024, the Secretaría de Turismo (Ministry of Tourism or SECTUR) reported that tourism sector GDP recorded a 7.4% expansion compared to the first quarter of 2019 and domestic tourism consumption showed 2.0% growth compared to the first quarter of 2023.

On August 5, 2024, SECTUR reported that in the first half of 2024, 12.0 million international tourists visited Mexico by air, representing a 4.9% increase compared to the same period in 2023.

On August 12, 2024, SECTUR reported that in the first half of 2024 foreign exchange income from international visitors amounted to U.S.$17.6 billion, representing a 7.7% increase compared to the same period in 2023.

On September 8, 2024, SECTUR reported that in the second quarter of 2024, the number of people employed in the tourism sector amounted to 4.9 million, an increase of 3.1% compared to the same quarter in 2023, and represented 9% of national employment for the period.

Highways

On June 28, 2024, the Secretaría de Infraestructura, Comunicaciones y Transportes (Ministry of Infrastructure, Communications and Transportation) reported that the Programa de Infraestructura de Carreteras, Caminos y Autopistas del Gobierno de México (Mexican Government’s Infrastructure Program for Roads, Highways and Freeways) is 90% complete. This program involves Ps. 227.9 billion (about 1% of GDP) in investment and includes 555 projects that span nearly 8,000 kilometers, nearly three quarters of which will connect communities that lacked paved roads. Additionally, the program is expected to benefit around 55 million people, generate 1.6 million jobs, and reduce travel time by an average of 1.5 hours.

On August 8, 2024, the Ministry of Infrastructure, Communications, and Transportation inaugurated the construction and upgrade of a bridge, a highway and a road in Chiapas, Oaxaca, and Veracruz, respectively. With a total investment of Ps. 10.7 billion and length spanning 232 kilometers, these projects will reduce travel times for more than 1.3 million inhabitants and contribute to local business growth as a result of improved transportation conditions for products to reach larger and more diverse markets.

Seaports

During the first six months of 2024, cargo transported through Mexican seaports amounted to 162.2 million tons, a 4.7% decrease compared to the same period in 2023.

Aviation

On August 12, 2024, the Secretaría de Hacienda y Crédito Público (Ministry of Finance and Public Credit) authorized the merger of two state-owned enterprises, Grupo Aeroportuario de la Ciudad de México, S.A. de C.V. and Servicios Aeroportuarios de la Ciudad de México, S.A. de C.V., which merged into Aeropuerto Internacional de la Ciudad de México, S.A. de C.V. The merger is part of the Government’s proposed reorganization published on August 8, 2023, which aims to eliminate redundancies in the corporate structure of certain state-owned entities that hold infrastructure assets.

According to preliminary figures from the Secretaría de Infraestructura, Comunicaciones y Transportes (Ministry of Infrastructure, Communications, and Transportation or SICT) and Agencia Federal de Aviación Civil (Federal Civil Aviation Agency or AFAC), passengers traveling by air amounted to 59.4 million during the first six months of 2024. Of these passengers, 29.4 million corresponded to domestic flights and 30.0 million to international flights, a 3.6% decrease in domestic passengers and an 8.3% increase in international passengers compared to the same period in 2023.

Railways

According to preliminary figures from the SICT, Mexico’s rail system transported 68.7 million tons of freight during the first six months of 2024, a 4.0% increase compared to the same period in 2023. Rail passenger transport increased by 9.0% from 22.5 million passengers during the first half of 2023 to 24.4 million passengers during the same period in 2024.

On August 31, 2024, SICT announced the start of operations of the second stage of the Tren Interurbano or “El Insurgente” (Interurban Train). This stage covers 29 kilometers, adding to the 20 kilometers corresponding to the first segment, which began operations on September 15, 2023 and has already transported over 3 million passengers. The second stage is expected to serve over 5 million users, with the third and final stage set to begin operations in December 2024.

FINANCIAL SYSTEM

Monetary Policy, Inflation and Interest Rates

Money Supply and Savings

The following table shows Mexico’s M1 and M4 money supply aggregates at each of the dates indicated. The methodology for the calculation of Mexico’s M1 and M4 money supply is discussed in “Financial System—Monetary Policy, Inflation and Interest Rates—Money Supply and Savings.”

– Money Supply

	At June 30,
	2023		2024(1)
	(in millions of nominal pesos)
M1:
Bills and coins	Ps.	2,470,425	Ps.	2,775,121
Checking deposits
In domestic currency		2,237,783		2,512,064
In foreign currency		610,263		620,205
Interest-bearing peso deposits		1,391,470		1,520,773
Savings and loan deposits		31,517		81,153

Total M1	Ps.	6,741,457	Ps.	7,509,317

M4	Ps.	16,915,783	Ps.	18,772,710

Note: Numbers may not total due to rounding.

(1)	Preliminary figures.

Source: Banco de México.

Inflation

Consumer inflation at the end of the first half of 2024 was 5.0%, which was above Banco de México’s 3.0% (+/- 1.0%) target inflation for the year, 0.3 percentage points higher than the 4.7% consumer inflation for 2023 and 2.8 percentage points lower than the 7.8% consumer inflation for 2022. This trend was the result of an increase in core inflation, primarily in the prices of goods, such as food, beverages, and tobacco, as well as in housing costs.

Annual core inflation, which better reflects medium-term price pressures on the economy, remained higher than target inflation for the year and was 4.1% at the end of the first half of 2024, 1.0 percentage point lower than core inflation of 5.1% for 2023.

According to Banco de México, annual core inflation is expected to continue decreasing, reaching 3% by the fourth quarter of 2025. In the coming quarters, services inflation is also expected to decrease and merchandise inflation is expected to stabilize.

The following table shows, in percentage terms, the changes in price indices and increases in the minimum wage for the periods indicated.

– Rates of Change in Price Indices

	National Consumer Price Index(1)(2)	National Producer Price Index(1)(3)(4)	Increase in Minimum Wage(5)
2021	7.4	9.3	15.0;(6) 15.0	(7)
2022	7.8	5.3	22.0;(6) 22.0	(7)
2023	4.7	1.4	20.0;(6) 20.0	(7)
2024:
January	4.9	1.2	20.0;(6) 20.0	(7)
February	4.4	1.5	—
March	4.4	1.9	—
April	4.7	2.4	—
May	4.7	3.2	—
June	5.0	4.8	—
July	5.6	5.3	—

(1)	Calculated as the 12-month percentage change. For annual figures, changes in price indices are calculated each December.
(2)

Effective August 2018, the Índice Nacional de Precios al Consumidor (National Consumer Price Index, or INPC) was changed to: (1) update the base date to the second half of July 2018; (2) increase the number of categories for goods and services; (3) increase the number of areas represented; and (4) adjust the weighting of each component.

(3)

Índice Nacional de Precios al Productor (National Producer Price Index, or INPP) figures represent the changes in the prices for basic merchandise and services (excluding oil prices). INPP takes July 2019 as a base date.

(4)	Preliminary figures.
(5)

Effective January 1, 2019, Mexico has two minimum wages: one rate applicable to municipalities located on the border with the United States, which are included in the Northern Border Free Trade Zone, and a different rate applicable to the rest of Mexico. The rate of change for 2019, for both the minimum wage applicable to municipalities located in the Northern Border Free Trade Zone and the minimum wage applicable to the rest of Mexico, is as compared to the minimum wage in effect prior to January 1, 2019.

(6)	Rate of change for minimum wage applicable to municipalities located in the Northern Border Free Trade Zone.
(7)	Rate of change for minimum wage applicable to areas other than the Northern Border Free Trade Zone.

Sources: INEGI; Ministry of Labor.

Interest Rates

The following table sets forth the average interest rates per annum on 28-day and 91-day Certificados de la Tesorería de la Federación (Federal Treasury Certificates, or Cetes), the costo porcentual promedio (average weighted cost of term deposits for commercial banks, or CPP) and the 28-day and 91-day tasa de interés interbancaria de equilibrio (equilibrium interbank interest rate, or TIIE) for the periods indicated.

– Average Cetes, CPP and TIIE Rates

	28-Day Cetes	91-Day Cetes	CPP	28-Day TIIE	91-Day TIIE
2021:
January-June	4.1	4.1	3.2	4.3	4.3
July-December	4.7	5.1	3.3	4.9	5.0
2022:
January-June	6.4	7.0	4.3	6.6	6.8
July-December	8.9	9.6	6.0	9.2	9.6
2023:
January-June	11.1	11.4	7.9	11.3	11.4
July-December	11.1	11.3	8.5	11.5	11.5
2024:
January	11.3	11.3	8.7	11.5	11.7
February	11.1	11.3	8.7	11.5	11.6
March	11.0	11.2	8.8	11.4	11.6
April	11.0	11.1	8.6	11.2	11.4
May	11.0	11.1	8.6	11.2	11.4
June	11.0	11.1	8.6	11.2	11.4
July	10.9	11.1	8.6	11.2	11.4
August	10.8	10.9	8.5	11.1	11.2

Source: Banco de México.

During the first six months of 2024, interest rates on 28-day Cetes averaged 11.0%, as compared to 11.1% during the same period of 2023. Interest rates on 91-day Cetes averaged 11.2%, as compared to 11.4% during the same period of 2023.

On September 25, 2024, the 28-day Cetes rate was 10.4% and the 91-day Cetes rate was 10.5%.

On August 8, 2024, Banco de México held its fifth monetary policy meeting of 2024 and decreased the Tasa de Fondeo Bancario (overnight interbank funding rate) by 25 basis points from 11.00% to 10.75%. This decision took into account the nature of the supply shocks that have affected non-core inflation and the expectation that the effect of such shocks on headline inflation will dissipate in the following quarters.

Exchange Controls and Foreign Exchange Rates

Foreign Exchange Policy

The following table sets forth, for the periods indicated, the daily peso/U.S. dollar exchange rates published by Banco de México for the payment of obligations denominated in dollars and payable in pesos within Mexico.

– Exchange Rates

	Representative Market Rate
	End-of-Period	Average
2020	19.9087	21.4936
2021	20.4672	20.2787
2022	19.4715	20.1193
2023	16.9190	17.7382
2024:
January	17.1633	17.0873
February	17.0633	17.0898
March	16.5323	16.7918
April	17.0958	16.8104
May	17.0177	16.7936
June	18.2478	18.2174
July	18.5970	18.1117
August	19.6535	19.1515

Source: Banco de México.

On September 25, 2024, the peso/U.S. dollar exchange rate closed at Ps. 19.5870 = U.S.$1.00, a 15.8% depreciation in dollar terms as compared to the rate on December 29, 2023. The peso/U.S. dollar buying exchange rate published by Banco de México on September 25, 2024 (which took effect on the second business day thereafter) was Ps. 19.4745 = U.S.$1.00.

Banking System

On July 31, 2024, the total assets of the banking sector were Ps. 14.3 billion, which represented a real annual increase of 3.1% as compared to the end of July 2023. On July 31, 2024, the current loan portfolio of the banking sector had a balance of Ps. 7.2 billion, a real annual increase of 4.9% as compared to the end of July 2023. Finally, the banking sector’s net result was Ps. 171.9 million on July 31, 2024, 3.8% higher in real terms as compared to the end of July 2023.

On June 28, 2024, the Consejo de Estabilidad del Sistema Financiero (Financial Stability Board or FSB) updated its balance of risks faced by the Mexican financial system, concluding that global risks persist that could affect financial stability, including the possibility that financial conditions may remain tight for longer than expected, that inflationary pressures may be prolonged, and that geopolitical tensions or trade conflicts may intensify. In addition, the FSB highlighted that there may be periods of market volatility and uncertainty related to, among other things, changes in the outlook for monetary policy and political and electoral developments in some key jurisdictions.

Banking Supervision and Support

Despite the challenging macro-financial environment, the Mexican financial system remained solid and resilient during the second quarter of 2024, with capitalization and liquidity levels of the banking system exceeding the minimum regulatory requirements.

At the end of June 2024, the Índice de Capitalización (Capitalization Index, or ICAP) for the multiple banking sector was 19.29%, as compared to 19.49% at the end of June 2023 and 18.81% at the end of December 2023. For more information on ICAP, see “Financial System—Banking Supervision and Support—Bank Supervision Policy” in the 2023 Form 18-K.

Insurance Companies, Mutual Funds and Auxiliary Credit Institutions

On August 12, 2024, the Comisión Nacional de Seguros y Fianzas (National Insurance and Surety Commission) reported that as of August 2, 2024, the insurance and sureties market included 114 institutions and had issued Ps. 493 billion in premiums. In the second quarter of 2024, direct premiums in the insurance sector increased by 10.2% as compared to the same period in 2023.

Securities Markets

On September 25, 2024, the Índice de Precios y Cotizaciones (Stock Market Index, or IPC), which is calculated based on a group of the thirty-five most actively traded shares, stood at 53,190.93 points, representing a 7.3% decrease from the level at December 31, 2023.

FOREIGN TRADE AND BALANCE OF PAYMENTS

Foreign Trade

Foreign Trade Performance

On April 22, 2024, the Tarifa de la Ley de los Impuestos Generales de Importación y de Exportación (Tariff of the Law of General Import and Export Taxes) was amended, establishing temporary tariffs, ranging from 5% to 50%, on the import of goods related to steel, aluminum, textiles, apparel, footwear, wood, plastic and its manufactures, among others.

On July 10, 2024, Mexico and the United States agreed to jointly implement measures to prevent steel and aluminum tariff evasion and strengthen the North American steel and aluminum supply chains.

The following table provides information about the value of Mexico’s merchandise exports and imports (excluding tourism) for the periods indicated.

– Exports and Imports

	First six months
	2023(1)		2024(1)
	(in millions of dollars, except average price of the Mexican crude oil mix )
Merchandise exports (f.o.b.)
Oil and oil products	U.S.$	15,735.8	U.S.$	14,844.9
Crude oil		12,703.3		11,261.3
Other		3,032.5		3,583.6
Non-oil products		276,071.7		284,542.2
Agricultural		12,196.5		12,997.2
Mining		4,989.5		5,143.1
Manufactured goods(2)		258,885.6		266,401.8

Total merchandise exports		291,807.5		257,249.4

Merchandise imports (f.o.b.)
Consumer goods		41,993.2		44,235.1
Intermediate goods(2)		228,575.0		229,903.5
Capital goods		27,744.2		30,746.1

Total merchandise imports		298,312.3		304,884.7

Trade balance	U.S.$	(6,504.8)	U.S.$	(5,497.6)

Average price of Mexican oil mix(3)	U.S.$	66.0	U.S.$	73.6

Note: Numbers may not total due to rounding.

(1)	Preliminary figures.
(2)	Includes the in-bond industry.
(3)	In U.S. dollars per barrel.

Source: Banco de México/PEMEX.

Foreign Trade Relations and Agreements

On July 14, 2024, the Secretaría de Economía (Ministry of Economy) announced the launch of a new tool within its economic data visualization and analysis platform, DataMexico, focused on the Tratado entre México, Estados Unidos y Canadá (Agreement between Mexico, the United States and Canada or USMCA), which will provide key statistical information for the analysis of the trade relationship between the three partner countries.

Balance of Payments and International Reserves

The following table sets forth Mexico’s balance of payments for the periods indicated:

– Balance of Payments

	First six months
	2023(1)		2024(1)
	(in millions of dollars)
Current account(2)	U.S.$	(18,540.2)	U.S.$	(17,734.9)
Credits		362,165.7		374,626.0
Merchandise exports (f.o.b.)		292,067.0		299,703.2
Non-factor services		28,438.2		31,824.9
Transport		4,304.7		5,473.7
Tourism		16,321.2		17,578.1
Insurance and pensions		2,072.8		2,171.2
Financial services		324.2		397.3
Others		5,415.2		6,204.7
Primary income		10,966.1		11,376.7
Secondary income		30,694.4		31,721.2
Debits		380,705.9		392,360.9
Merchandise imports (f.o.b.)		298,613.6		305,240.1
Non-factor services		38,386.5		34,262.6
Transport		14,143.1		12,060.3
Tourism		3,932.1		4,859.1
Insurance and pensions		5,223.1		4,652.9
Financial services		1,921.5		1,571.5
Others		13,166.7		11,118.9
Primary income		43,149.8		52,136.2
Secondary income		556.0		722.0
Capital account		82.5		7.2
Credit		221.7		185.1
Debit		139.3		177.9
Financial account		(16,836.5)		(20,746.5)
Direct investment		(30,924.6)		(28,251.4)
Portfolio investment		2,393.8		(414.2)
Financial derivatives		2,438.3		2,975.6
Other investment		2,091.6		(5,036.3)
Reserve assets		7,164.3		9,979.9
International reserves		9,294.6		11,462.9
Valuation adjustment		2,130.3		1,483.0
Errors and omissions		1,621.3		(3,018.8)

Note: Numbers may not total due to rounding.

(1)	Preliminary figures.
(2)

Current account figures are calculated according to a methodology developed to conform to new international standards under which merchandise exports and merchandise imports include the in-bond industry.

Source: Banco de México.

In the second quarter of 2024, Mexico’s current account registered a surplus of U.S.$3.6 billion, or 0.7% of GDP, compared to a surplus of U.S.$2.1 billion, or 0.5% of GDP, in the second quarter of 2023. The increase in the current account surplus was mainly due to a decrease in the services balance and oil merchandise balance deficits, which was partially offset by a decrease in the non-oil merchandise balance and an increase in the primary income balance deficit.

International Reserves and Assets

The following table sets forth Banco de México’s international reserves and net international assets at the end of each period indicated.

– International Reserves and Net International Assets(1)

	End-of-Period International Reserves(2)(3)	End-of-Period Net International Assets
	(in billions of U.S dollars)
2021	202.4	207.7
2022	199.1	201.1
2023	212.8	214.3
2024(4):
January	212.9	223.4
February	213.5	218.6
March	217.2	219.4
April	217.2	221.0
May	218.7	222.7
June	220.0	225.8
July	221.7	225.7
August	224.8	230.7

(1)

“Net international assets” are defined as: (a) gross international reserves, plus (b) assets with maturities greater than six months derived from credit agreements with central banks, less (x) liabilities outstanding to the International Monetary Fund (IMF) and (y) liabilities with maturities of less than six months derived from credit agreements with central banks.

(2)	Includes gold, Special Drawing Rights (international reserve assets created by the IMF) and foreign exchange holdings.
(3)	“International reserves” are equivalent to: (a) gross international reserves, minus (b) international liabilities of Banco de México with maturities of less than six months.
(4)	Preliminary figures.

Source: Banco de México.

Foreign Investment in Mexico

On August 18, 2024, the Ministry of Economy reported that during the second quarter of 2024 Foreign Direct Investment (FDI) in Mexico reached $31.1 billion, representing a 7% increase compared to the same period in 2023 and marking a new all-time high. Of the total FDI, 54% is concentrated in the manufacturing sector, mainly in the transport equipment, beverages and tobacco, chemicals, computer equipment, food, metals, and plastics and rubber industries.

PUBLIC FINANCE

General

During the first half of 2024, fiscal balances remained in line with the targets set forth in the 2024 Economic Package, due to a strong tax revenue performance, which was driven by non-tax revenues and income from public entities and companies, and fiscally responsible public spending.

The Budget

Selected estimated budget expenditures and preliminary results are set forth in the table below.

– Selected Budgetary Expenditures; 2024 Expenditure Budget

(In Billions of Pesos)

	Actual
	2023(1)		First six months of 2023(1)		First six months of 2024(1)		2024 Budget(2)
Health	Ps.	105.8	Ps.	61.2	Ps.	27.9	Ps.	97.0
Education		421.3		205.8		242.1		425.8
Housing and community development		21.2		11.2		10.3		12.9
Government debt service		878.2		459.7		532.8		1,023.0
CFE and PEMEX debt service		166.9		93.6		75.2		178.5
PEMEX debt service		103.8		52.9		56.0		143.3
CFE debt service		63.1		40.7		19.2		35.2

(1)	Preliminary figures.
(2)

2024 Budget figures represent budgetary estimates for the full year, based on the economic assumptions contained in the General Economic Policy Guidelines and in the Economic Program for 2024. These figures do not reflect actual results for the year or updated estimates of Mexico’s 2024 economic results.

Source: Ministry of Finance and Public Credit.

The table below sets forth the budgetary results for the periods indicated. It also sets forth certain assumptions and targets from Mexico’s 2024 Budget.

– Budgetary Results; 2024 Budget Assumptions and Targets

	Actual
	2023(1)	First six months of 2023(1)	First six months of 2024(1)	2024 Budget(2)
Real GDP growth (%)(3)	3.2%	3.6%	1.8%	2.5–3.5%
Increase in the national consumer price index (%)(4)	4.7%	5.1%	5.0%	3.8%
Average export price of Mexican oil mix (U.S.$/barrel)(5)	70.98	65.95	73.62	56.7
Average exchange rate (Ps. /$1.00)	17.7	18.2	17.1	17.1
Average rate on 28-day Cetes (%)	11.1%	11.1%	11.0%	10.3%
Public sector balance as % of GDP(6)	(3.3)%	(1.3)%	(2.1)%	(4.9)%
Primary balance as % of GDP(6)	(0.1)%	0.5%	(0.4)%	(1.2)%
Current account deficit as % of GDP	(0.3)%	(2.2)%	(1.8)%	(0.7)%

(1)	Preliminary figures.
(2)

2024 Budget figures represent budgetary estimates for the full year, based on the economic assumptions contained in the General Economic Policy Guidelines and in the Economic Program for 2024. These figures do not reflect actual results for the year or updated estimates of Mexico’s 2024 economic results.

(3)	Figures represent year-over-year change for the first six months of 2023 and first six months of 2024.
(4)	Figures represent the 12-month percentage change in the consumer price index for the last month in the period indicated.
(5)

The Government entered into hedging agreements to mitigate the effects of a change in oil prices with respect to the level that was assumed in the 2024 Revenue Law. Therefore, the approved expenditures level should not be affected if the weighted average price of crude oil exported by PEMEX for the year falls below the price assumed in the 2024 Budget.

(6)

Includes the effect of expenditures related to the issuance of bonds pursuant to reforms to the Ley del Instituto de Seguridad y Servicios Sociales de los Trabajadores del Estado (Law of the Institute for Social Security and Social Services of Government Workers, or ISSSTE Law) and the recognition as public sector debt of certain long-term infrastructure-related projects (PIDIREGAS) obligations, as discussed under “Public Finance—Revenues and Expenditures—General.”

Source: Ministry of Finance and Public Credit.

Revenues and Expenditures

The following table presents the composition of public sector budgetary revenues for the first six months of 2023 and 2024 in billions of pesos. It also sets forth certain assumptions and targets from Mexico’s 2024 Budget.

– Public Sector Budgetary Revenues

(In Billions of Pesos)(1)

	Actual
	First six months of 2023(2)	First six months of 2024(2)	2024 Budget(3)
Budgetary revenues	3,464.9	3,818.8	7,329.0
Federal Government	2,628.5	2,799.6	5,481.5
Taxes	2,275.1	2,529.1	4,942.0
Income tax(4)	1,378.3	1,436.8	2,709.7
Value-added tax	609.5	670.9	1,330.4
Excise taxes	191.8	311.8	688.1
Import duties	44.8	59.1	102.0
Tax on the exploration and exploitation of hydrocarbons	3.7	3.4	7.8
Export duties	0.0	0.0	0.0
Other	47.0	47.2	104.1
Non-tax revenue	353.4	270.5	539.4
Fees and tolls(5)	81.5	83.2	67.7
Transfers from the Mexican Petroleum Fund for Stabilization and Development(6)	160.7	90.3	277.8
Fines and surcharges	111.2	96.9	193.9
Other	0.0	0.0	0.0
Public enterprises and agencies	836.4	1,019.1	1,847.5
PEMEX(6)	320.8	455.5	769.8
Others(7)	515.6	563.7	1,077.7

Note: Numbers may not total due to rounding.

(1)	Nominal pesos.
(2)	Preliminary figures.
(3)

2024 Budget figures represent budgetary estimates, based on the economic assumptions contained in the General Economic Policy Guidelines and in the Economic Program for 2024. These figures do not reflect actual results for the year or updated estimates of Mexico’s 2024 economic results.

(4)	Includes tax and oil Impuesto Sobre la Renta (Income Tax).
(5)	Includes oil and non-tax duties.
(6)	Includes oil revenues, which are classified as non-tax revenues for information consistency purposes.
(7)	Includes CFE, IMSS and ISSSTE.

Source: Ministry of Finance and Public Credit.

Expenditures

Health and Labor, Education and Other Social Welfare Expenditures

On July 2, 2024, the Instituto Mexicano de Seguro Social (Mexican Institute of Social Security, or IMSS) announced that the IMSS-BIENESTAR program now serves 9.5 million beneficiaries across 23, providing medical services to the population without social security.

PUBLIC DEBT

Historical Balance of Public Sector Borrowing Requirements

The following table sets forth the Historical Balance of Public Sector Borrowing Requirements as a percentage of GDP at each of the dates indicated:

– Historical Balance of Public Sector Borrowing Requirements

(Percentage of GDP)(1)

	At June 30, 2023	At June 30, 2024
Historical Balance of Public Sector Borrowing Requirements	45.8%	47.3%

(1)	The calculation of Historical Balance of Public Sector Borrowing Requirements is discussed in footnote 1 to Table No. 67 in “Public Debt—Historical Balance of Public Sector Borrowing Requirements.”

For an explanation of Mexico’s public debt classification, including an explanation of the Historical Balance of Public Sector Borrowing Requirements, please see “Public Debt—Public Debt Classification.”

Internal Debt

On August 1, 2024, the Ministry of Finance and Public Credit refinanced Ps. 33.4 billion of debt due in 2024, Ps. 34.4 billion of debt due in 2025, and Ps. 7.1 billion of debt maturing between 2026 and 2031, in the local market.

On August 21, 2024, the Ministry of Finance and Public Credit carried out its eighth BONDES G sustainability-linked bond offering in the local market under the SDG Sovereign Bonds Framework. The offering consisted of the issuance of three bonds for Ps. 11.7 billion, Ps. 6.1 billion, and Ps. 5.3 billion, with two, four and six year maturities, respectively, the latter of which was a reopening.

Internal Public Sector Debt

The following table summarizes the gross and net internal debt of the public sector at each of the dates indicated:

– Gross and Net Internal Debt of the Public Sector

	At June 30, 2023		At June 30, 2024(1)
	(in billions of pesos)
Gross Debt	Ps.	10,924.2	Ps.	12,770.1
By Term
Long-term		10,291.6		12,063.8
Short-term		632.6		706.3
By User
Federal Government		10,244.5		11,990.7
State Productive Enterprise (PEMEX and CFE)		363.6		389.8
Development Banks		316.1		389.6
Financial Assets		432.5		527.5
Total Net Debt	Ps.	10,491.7	Ps.	12,242.6
Gross Internal Debt/GDP		35.3%		38.7%
Net Internal Debt/GDP(2)		33.9%		37.1%

(1)	Preliminary figures.
(2)	The calculation of net internal debt is discussed in footnote 2 to Table No. 68 in “Public Debt—Internal Debt—Internal Public Sector Debt.”

Internal Government Debt

As of September 25, 2024, no debt issued by states and municipalities has been guaranteed by the Government.

The following table summarizes the gross and net internal debt of the Government at each of the dates indicated.

– Gross and Net Internal Debt of the Government (1)

	At June 30, 2023(2)			At June 30, 2024(2)
	(in billions of pesos, except percentages)
Gross Debt
Government Securities	Ps.	9,773.1	95.4%	Ps.	11,528.4	96.10%
Cetes		1,036.4	10.1		1,505.8	12.6
Floating Rate Bonds(5)		1,751.6	17.1		6,604.2	55.3
Inflation-Linked Bonds		2,926.1	28.6		3,408.7	28.4
Fixed Rate Bonds		4,049.6	39.5		4,563.6	38.3
STRIPS of Udibonos		9.4	0.1		9.8	0.1
Other(3)		471.3	4.6		462.3	3.9

Total Gross Debt	Ps.	10,244.5	100.0%	Ps.	11,990.7	100.0%

Net Debt
Financial Assets(4)		318.2			252.7

Total Net Debt	Ps.	9,926.3		Ps.	11,737.9

Gross Internal Debt/GDP		33.1%			36.4%
Net Internal Debt/GDP		32.1%			35.6%

Note: Numbers may not total due to rounding.

(1)

Internal debt figures do not include securities sold by Banco de México in open-market operations to manage liquidity levels pursuant to Regulación Monetaria. This is because this does not increase the Government’s overall level of internal debt. Banco de México must reimburse the Government for any allocated debt that Banco de México sells into the secondary market and that is presented to the Government for payment. If Banco de México undertakes extensive sales of allocated debt in the secondary market, however, this can result in an elevated level of outstanding internal debt as compared to the Government’s figure for net internal debt.

(2)	Preliminary figures.
(3)	Includes Ps. 109.1 billion at June 30, 2023 and Ps. 104.8 billion at June 30, 2024 in liabilities associated with social security under the ISSSTE Law.
(4)	Includes the net balance (denominated in pesos) of the General Account of the Tesorería de la Federación (Treasury of the Federation) in Banco de México.
(5)

Figures in connection with BONDES D, BONDES F and BONDES G floating rate bonds, which are linked to the one-day tasa de interés interbancaria de equilibrio (equilibrium interbank interest rate, or TIIE).

Source: Ministry of Finance and Public Credit.

External Debt

On July 18, 2024, Fitch Ratings affirmed Mexico’s long-term foreign currency debt rating of BBB- with a stable outlook.

External Public Sector Debt

According to preliminary figures, as of June 30, 2024, outstanding gross external public sector debt totaled U.S.$219.0 billion, an approximate U.S.$3.9 billion increase from the U.S.$215.1 billion outstanding on December 31, 2023. Of this amount, U.S.$212.4 billion represented long-term debt and U.S.$6.6 billion represented short-term debt. Net external indebtedness increased by U.S.$0.8 billion during the first six months of 2024.

The following tables set forth a summary of Mexico’s external public sector debt, including a breakdown of such debt by type, a breakdown of such debt by currency and net external public sector debt at the dates indicated.

– Summary of External Public Sector Debt by Type (1)(2)

	At June 30, 2023(3)		At June 30, 2024(3)
	(in millions of U.S. dollars)
Long-Term Direct Debt of the Government	U.S.$	119,553.6	U.S.$	127,367.6
Long-Term Debt of Budget Controlled Agencies		86,968.3		79,878.3
Other Long-Term Public Debt(4)		5,098.3		5,163.9

Total Long-Term Debt	U.S.$	211,620.2	U.S.$	212,409.8

Total Short-Term Debt		8,867.8		6,600.0

Total Long- and Short-Term Debt	U.S.$	220,488.0	U.S.$	219,009.8

– Summary of External Public Sector Debt by Currency (1)

	At June 30, 2023(3)			At June 30, 2024(3)
	(in millions of U.S. dollars, except for percentages)
U.S. Dollars	U.S.$	167,509	76.0%	U.S.$	166,794	76.2%
Japanese Yen		6,279	2.8		5,545	2.5
Swiss Francs		2,516	1.1		2,589	1.2
Pounds Sterling		2,450	1.1		1,833	0.8
Euros		31,178	14.1		29,320	13.4
Others		10,557	4.8		12,930	5.9

Total	U.S.$	220,488	100.0%	U.S.$	219,010	100.0%

– Net External Debt of the Public Sector (1)

	At June 30, 2023(3)		At June 30, 2024(3)
	(in millions of U.S. dollars, except for percentages)
Total Net Debt	U.S.$	216,512.6	U.S.$	213,924.7
Gross External Debt/GDP		12.0%		11.5%
Net External Debt/GDP		12.2%		11.8%

Note: Numbers may not total due to rounding.

(1)	Preliminary figures
(2)

External debt denominated in foreign currencies other than U.S. dollars has been translated into dollars at exchange rates as of each of the dates indicated. External public debt does not include (a) repurchase obligations of Banco de México with the IMF (none of which was outstanding as of June 30, 2024) or (b) loans from the Commodity Credit Corporation to public sector Mexican banks. External debt is presented herein on a “gross” basis and includes external obligations of the public sector at their full outstanding face or principal amount. For certain informational and statistical purposes, Mexico sometimes reports its external public sector debt on a “net” basis, which is calculated as the gross debt net of certain financial assets held abroad. These financial assets include Mexican public sector external debt that is held by public sector entities but that has not been cancelled.

(3)	Adjusted to reflect the effect of currency swaps.
(4)	Includes debt of development banks and other administratively-controlled agencies whose finances are consolidated with those of the Government.

Source: Ministry of Finance and Public Credit.

External Government Debt

The following tables set forth a summary of Mexico’s external Government debt, including the gross external Government debt, net external Government debt and net Government debt at the dates indicated.

– Gross External Debt of the Government by Currency

	At June 30, 2023			At June 30, 2024
	(in millions of U.S. dollars, except for percentages)
U.S. Dollars	U.S.$	78,908	66.0%	U.S.$	84,448	66.3%
Japanese Yen		5,262	4.4		4,817	3.8
Swiss Francs		2,108	1.8		2,589	2.0
Pounds Sterling		1,877	1.6		1,264	1.0
Euros		21,894	18.3		22,221	17.4
Others		9,504	7.9		12,028	9.4

Total	U.S.$	119,554	100.0%	U.S.$	127,368	100.0%

– Net External Debt of the Government

	At June 30, 2023		At June 30, 2024
	(in millions of U.S. dollars, except for percentages)
Total Net Debt	U.S.$	116,724.8	U.S.$	123,476.6
Gross External Debt/GDP		6.5%		6.6	%(2)
Net External Debt/GDP		6.6%		6.8	%(2)

– Net Debt of the Government

	At June 30, 2023	At June 30, 2024
Internal Debt	83.3%	83.9%
External Debt(1)	16.7%	16.1%

Note: Numbers may not total due to rounding.

(1)	The calculation of external debt is discussed in footnote 3 to Table No. 77 in “Public Debt—External Public Debt—External Public Sector Debt.”
(2)	Preliminary figures.

Source: Ministry of Finance and Public Credit.

External Securities Offerings and Liability Management Transactions

On July 12, 2024, Mexico redeemed in full U.S.$894 million of its outstanding 3.900% Global Notes due 2025.

On August 29, 2024, Mexico issued ¥97.1 billion of its 1.43% Samurai bonds due 2027, ¥32.2 billion of its 1.72% Samurai bonds due 2029, ¥10.0 billion of its 1.88% Samurai bonds due 2031, ¥8.3 billion of its 2.27% Samurai bonds due 2031 and ¥4.6 billion of its 2.93% Samurai bonds due 2044, all of which are linked to the United Nations’ sustainable development goals (SDGs).

UNITED MEXICAN STATES

The information in this section replaces and supplements the information about Mexico corresponding to the headings below that is contained in Exhibit D to the 2023 Form 18-K. To the extent that the information included in this section differs from the information set forth in the 2023 Form 18-K, you should rely on the information in this section.

Environment

Natural Disaster Policies

In 2022 and 2023, the Programa Nacional de Reconstrucción (National Reconstruction Program) received Ps. 2.7 and Ps. 4.5 billion, respectively, from several sources, including the FONDEN, the Federal Expenditure Budget and other foundations, to finance disaster relief activities.

THE ECONOMY

The information in this section replaces and supplements the information about Mexico corresponding to the headings below that is contained in Exhibit D to the 2023 Form 18-K. To the extent that the information included in this section differs from the information set forth in the 2023 Form 18-K, you should rely on the information in this section.

Principal Sectors of the Economy

Electric Power

The diversification of energy resources is also an important objective of the Government. The following table provides certain information regarding the composition of the main energy sources in Mexico for 2020 through 2023.

– Electricity Generation by Source

(gigawatt hours (GWh))

	Electricity Generation 2020	Participation %	Electricity Generation 2021	Participation %	Electricity Generation 2022	Participation %	Electricity Generation 2023	Participation %
Conventional Sources	232,969	73.4%	231,748	70.5%	234,542	68.8%	266,163	75.7%
Combined-cycle	185,638	58.5%	186,715	56.8%	187,574	55.1%	205,601	58.5%
Thermoelectric	22,446	7.1%	22,241	6.8%	20,044	5.9%	30,351	8.6%
Carbo-electric	12,525	3.9%	8,704	2.6%	14,194	4.2%	14,244	4.1%
Combustion Turbine	8,824	2.8%	11,400	3.5%	10,251	3.0%	12,344	3.5%
Internal Combustion	3,205	1.0%	2,500	0.8%	2,232	0.7%	3,622	1.0%
Others	331	0.1%	188	0.1%	247	0.1%	0	0.0%
Clean Energy	84,300	26.6%	96,850	29.5%	106,171	31.2%	85,532	24.3%
Renewable	69,137	21.8%	81,826	24.9%	82,984	24.4%	69,319	19.7%
Hydroelectric	26,817	8.5%	34,717	10.6%	35,559	10.4%	20,609	5.9%
Eolic	19,703	6.2%	21,075	6.4%	20,527	6.0%	20,715	5.9%
Geothermal	4,575	1.4%	4,243	1.3%	4,413	1.3%	4,150	1.2%
Solar	13,532	4.3%	17,085	5.2%	16,293	4.8%	18,147	5.2%
Bioenergy	2,207	0.7%	1,596	0.5%	2,099	0.6%	492	0.1%
Distributed Generation	2,304	0.7%	3,110	0.9%	4,094	1.2%	5,205	1.5%
Others	15,163	4.8%	15,025	4.6%	23,187	6.8%	16,213	4.6%

Total	317,269	100.0%	328,598	100.0%	340,713	100.0%	351,695	100.0%

Note: Numbers may not total due to rounding.

Source: PRODESEN 2024-2038, Ministry of Finance and Public Credit and CFE.

FINANCIAL SYSTEM

The information in this section replaces and supplements the information about Mexico corresponding to the headings below that is contained in Exhibit D to the 2023 Form 18-K. To the extent that the information included in this section differs from the information set forth in the 2023 Form 18-K, you should rely on the information in this section.

Money Supply and Savings

TIIE Rates

The following table sets forth the average interest rates per annum on 28-day and 91-day Cetes, the CPP and the 28-day and 91-day TIIE for the periods indicated.

– Average Cetes, CPP and TIIE Rates

	28-Day Cetes	91-Day Cetes	CPP	28-Day TIIE	91-Day TIIE
2019:
January-June	8.0	8.2	5.7	8.5	8.5
July-December	7.7	7.7	6.3	8.1	8.0
2020:
January-June	6.3	6.3	5.3	6.7	6.6
July-December	4.4	4.4	3.7	4.7	4.7
2021:
January-June	4.1	4.1	3.2	4.3	4.3
July-December	4.7	5.1	3.3	4.9	5.0
2022:
January-June	6.4	7.0	4.3	6.6	6.8
July-December	8.9	9.6	6.0	9.2	9.6
2023:
January-June	11.1	11.4	7.9	11.3	11.4
July-December	11.1	11.3	8.5	11.5	11.5

Source: Banco de México.

FOREIGN TRADE AND BALANCE OF PAYMENTS

The information in this section replaces and supplements the information about Mexico corresponding to the headings below that is contained in Exhibit D to the 2023 Form 18-K. To the extent that the information included in this section differs from the information set forth in the 2023 Form 18-K, you should rely on the information in this section.

Geographic Distribution of Trade

The following table shows the distribution of Mexico’s external trade for the periods indicated:

– Distribution of Mexican Merchandise Exports (1)

	2019	2020	2021(2)	2022(2)	2023(2)
Exports (f.o.b.):
U.S.	82.0%	82.3%	82.1%	82.7%	83.4%
Canada	3.3	2.8	2.8	2.9	3.2
EU	4.6	4.6	4.4	4.0	4.0
Of which:
Spain	0.3	0.3	0.3	0.3	0.3
U.K.(3)	0.6	0.6	0.6	0.5	0.5
Germany	1.6	1.6	1.6	1.5	1.6
Netherlands	0.5	0.5	0.5	0.4	0.4
China	1.6	1.9	2.0	2.0	1.7
Japan	0.9	0.9	0.9	0.8	0.8
Others	7.6	7.5	7.9	7.6	7.0

Total	100.0%	100.0%	100.0%	100.0%	100.0%

Note: Numbers may not total due to rounding.

(1)	Includes the in-bond industry on a gross basis.
(2)	Preliminary figures.
(3)	EU data includes the United Kingdom for 2020 and 2021 during the Brexit transition period.

Source: Banco de México.

– Distribution of Mexican Merchandise Imports (1)

	2019	2020	2021(2)	2022(2)	2023(2)
Imports (f.o.b.):
U.S.	40.1%	39.7%	38.1%	37.4%	38.2%
Canada	2.3	2.2	2.3	2.4	2.3
EU	12.2	11.6	11.3	11.0	12.3
Of which:
Spain	1.1	1.1	1.0	1.0	1.1
U.K.(3)	0.6	0.5	0.5	0.5	0.5
Germany	4.3	3.9	3.8	3.4	3.9
Netherlands	0.3	0.3	0.4	0.3	0.4
China	20.1	20.7	22.2	22.2	20.7
Japan	4.4	3.9	3.8	3.4	3.7
Others	20.9	21.9	22.3	23.7	22.8

Total	100.0%	100%	100.0%	100.0%	100.0%

Note: Numbers may not total due to rounding.

(1)	Includes the in-bond industry on a gross basis.
(2)	Preliminary figures.
(3)	EU data includes the United Kingdom for 2020 and 2021 during the Brexit transition period.

Source: Banco de México.

PUBLIC FINANCE

The information in this section replaces and supplements the information about Mexico corresponding to the headings below that is contained in Exhibit D to the 2023 Form 18-K. To the extent that the information included in this section differs from the information set forth in the 2023 Form 18-K, you should rely on the information in this section.

Revenues and Expenditures

Expenditures

The following table shows the composition of public sector budgetary expenditures for the fiscal years 2019-2023, as well as the projected expenditures set forth in the 2024 Budget. This table also includes the budgetary expenditures of various public agencies such as PEMEX, CFE, IMSS and ISSSTE.

– Public Sector Budgetary Expenditures

	2019	2020	2021	2022	2023	2024 Budget(1)
	(in billions of current pesos)
Budgetary expenditures	5,792.6	5,995.0	6,735.8	7,554.1	8,121.9	9,022.0
Current expenditures	5,061.5	5,203.2	5,567.0	6,276.9	6,967.2	7,953.7
Salaries	799.0	865.7	902.0	950.1	1,015.1	1,143.8
Federal Government	314.2	343.9	354.0	372.4	402.5	501.1
Public agencies	484.8	521.9	547.2	577.6	612.5	642.6
PEMEX	144.2	152.7	156.8	161.0	172.6	179.2
CFE	99.8	105.7	108.3	116.1	125.3	130.1
IMSS	196.9	217.6	232.8	249.3	260.0	270.8
ISSSTE	44.0	45.9	50.1	51.1	54.5	62.5
Interest	666.5	686.1	686.7	815.2	1,045.1	1,264.0
Federal Government	525.6	565.6	524.7	669.8	878.2	1,085.5
Public agencies	140.9	120.5	161.9	145.4	166.9	178.5
PEMEX	115.8	97.0	142.1	132.4	103.8	143.3
CFE	25.0	23.5	19.9	13.1	63.1	35.2
IMSS	0.0	0.0	0.0	0.0	0.0	0.0
ISSSTE	0.0	0.0	0.0	0.0	0.0	0.0
Current transfers, net	1,278.0	1,348.4	1,447.2	1,607.9	1,814.3	2,117.4
Total	2,031.0	2,158.1	2,325.5	2,600.0	2,929.7	3,399.2
To public sector	753.0	809.6	878.3	992.2	1,115.4	1,281.8
States’ revenue sharing	879.0	843.5	917.2	1,062.4	1,148.9	1,262.8
Acquisitions	364.7	323.4	389.1	454.9	403.4	390.5
Federal Government	25.0	25.7	32.5	37.6	32.7	44.0
Public agencies	339.7	297.7	356.6	417.3	370.7	346.5
PEMEX	4.1	4.9	6.6	8.7	8.2	13.1
CFE	257.7	205.2	261.9	311.8	248.8	215.2
IMSS	60.2	66.0	77.5	78.1	95.2	100.9
ISSSTE	17.7	21.6	10.6	18.7	18.4	17.2
Other current expenditures	1,074.3	1,136.0	1,224.9	1,386.3	1,540.4	1,775.2
Federal Government	203.8	184.7	196.4	196.0	222.2	303.8
Public agencies	870.5	951.3	1,028.5	1,190.4	1,318.3	1,471.4
PEMEX	36.2	32.2	29.7	34.5	37.7	38.0
CFE	71.2	101.2	93.9	101.4	105.1	92.0
IMSS	484.8	527.4	598.6	718.9	813.2	952.2
ISSSTE	278.2	290.5	306.4	335.6	362.3	389.3
Capital expenditures	731.1	791.8	1,168.8	1,277.3	1,154.8	1,112.3
Federal Government	485.3	517.8	747.7	795.2	772.4	776.3
Public agencies	245.8	274.0	421.1	482.1	382.4	336.1
PEMEX	196.2	231.6	391.6	466.6	358.0	251.2
CFE	44.0	31.9	25.9	(0.6)	1.7	56.0
IMSS	4.5	7.7	3.0	8.3	13.7	22.0
ISSSTE	1.1	2.8	0.7	7.8	9.0	6.9
Payments due in previous years	0.0	0.0	0.0	0.0	0.0	(44.1)

Note: Numbers may not total due to rounding.

(1)

2024 Budget figures represent budgetary estimates, based on the economic assumptions contained in the General Economic Policy Guidelines for 2024 and in the Economic Program for 2024. These figures do not reflect actual results for the year or updated estimates of Mexico’s 2024 economic results. Budgetary estimates were converted into constant pesos using the GDP deflator for 2024 estimated as of December 2023.

Source: Ministry of Finance and Public Credit

PUBLIC DEBT

The information in this section replaces and supplements the information about Mexico corresponding to the headings below that is contained in Exhibit D to the 2023 Form 18-K. To the extent that the information included in this section differs from the information set forth in the 2023 Form 18-K, you should rely on the information in this section.

Internal Debt

Internal Government Debt

The following table summarizes the gross and net internal debt of the Government at each of the dates indicated.

– Gross and Net Internal Debt of the Government (1)

	At December 31, 2023(2)			At March 31, 2024(2)
	(in billions of pesos, except percentages)
Gross Debt
Government Securities	Ps.	10,227.1	95.7%	Ps.	10,976.1	95.9%
Cetes		1,174.8	11.0		1,501.1	13.1
Floating Rate Bonds(5)		1,830.0	17.1		1,827.8	16.0
Inflation-Linked Bonds		3,040.5	28.5		3,245.2	28.4
Fixed Rate Bonds		4,149.3	38.8		4,369.3	40.9
STRIPS of Udibonos		9.6	0.1		9.8	0.1
Other(3)		459.2	4.3		469.1	4.1

Total Gross Debt	Ps.	10,686.3	100.0%	Ps.	11.445.2	100.0%

Net Debt
Financial Assets(4)		(13.2)			206.5

Total Net Debt	Ps.	10,699.5		Ps.	11,238.7

Gross Internal Debt/GDP		33.6%			35.7%
Net Internal Debt/GDP		33.7%			35.0%

Note: Numbers may not total due to rounding.

(1)

Internal debt figures do not include securities sold by Banco de México in open-market operations to manage liquidity levels pursuant to Regulación Monetaria. This is because this does not increase the Government’s overall level of internal debt. Banco de México must reimburse the Government for any allocated debt that Banco de México sells into the secondary market and that is presented to the Government for payment. If Banco de México undertakes extensive sales of allocated debt in the secondary market, however, this can result in an elevated level of outstanding internal debt as compared to the Government’s figure for net internal debt.

(2)	Preliminary figures.
(3)	Includes Ps. 109.1 billion at December 31, 2023 and Ps. 104.8 billion at March 31, 2024 in liabilities associated with social security under the ISSSTE Law.
(4)	Includes the net balance (denominated in pesos) of the General Account of the Tesorería de la Federación (Treasury of the Federation) in Banco de México.
(5)

Figures in connection with BONDES D, BONDES F and BONDES G floating rate bonds, which are linked to the one-day tasa de interés interbancaria de equilibrio (equilibrium interbank interest rate, or TIIE).

Source: Ministry of Finance and Public Credit.